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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                                  -------------

                              UNITED RENTALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   911 363 109

                                 (CUSIP NUMBER)
                                  -------------

                                MICHAEL D. WEINER
                           APOLLO MANAGEMENT IV, L.P.
                             TWO MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 694-8000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                  -------------

                                    Copy to:


                                OCTOBER 29, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                               (Page 1 of 15 pages)


                       -----------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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


-----------------------------                          -------------------------

   CUSIP NO. 911 363 109                13D                  (Page 2 of 15)
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Apollo Investment Fund IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         14,546,573
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                       14,546,573
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,546,573
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON REPORTING*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------

   CUSIP NO. 911 363 109                13D                  (Page 3 of 15)
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Apollo Overseas Partners IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         786,760
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                       786,760
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      786,760
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON REPORTING*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------

   CUSIP NO. 911 363 109                13D                  (Page 4 of 15)
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Apollo Advisors IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         15,333,333
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                       15,333,333
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,333,333
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON REPORTING*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 filed on October 30, 2001 amends, supplements and restates the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV", and together with AIFIV and Overseas IV, the "Reporting Persons"), filed on January 8, 1999 with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of United Rentals, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
      Schedule 13D.

            Responses to each item below are incorporated by reference into each other item, as applicable.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

            In January 1999, AIFIV and Overseas IV (collectively, the "Purchasers") purchased an aggregate of 300,000 shares of Series A Perpetual Convertible Preferred Stock, $.01 par value, of the Issuer (the "Series A Preferred") for an aggregate purchase price of $300 million. The purchase was financed with cash on hand.

            In September 1999, the Purchasers purchased an aggregate of 100,000 shares of Series B Perpetual Convertible Preferred Stock, Class B-1, $.01 par value, of the Issuer (the "B-1 Preferred") for an aggregate purchase price of $100 million. The purchase was financed with cash on hand.

            In October 2001, the Purchasers exchanged an aggregate of 300,000 shares of Series A Preferred for an aggregate of 300,000 shares of Series C Perpetual Convertible Preferred Stock, $.01 par value, of the Issuer (the "Series C Preferred") and exchanged an aggregate of 100,000 shares of B-1 Preferred for an aggregate of 100,000 shares of Series D Perpetual Convertible Preferred Stock, Class D-1, $.01 par value, of the Issuer (the "D-1 Preferred"). No additional consideration was provided in connection with the exchange.

      ITEM 4.  PURPOSE OF THE TRANSACTION.

            Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

            Pursuant to the terms of the Preferred Stock Purchase Agreement, dated as of December 28, 1998, among the Purchasers and the Issuer, on January 7, 1999, AIFIV acquired 284,726 shares of Series A Preferred and Overseas IV acquired 15,274 shares of Series A Preferred. The Purchasers acquired such shares for investment purposes. Pursuant to the terms of the Preferred Stock Purchase Agreement, dated as of June 28, 1999, among the Purchasers and the Issuer, as amended July 16, 1999, on September 30, 1999, AIFIV acquired 94,726 shares of B-1 Preferred and Overseas IV acquired 5,274 shares of B-1 Preferred. The Purchasers acquired such shares for investment purposes.

            Pursuant to an Agreement, dated as of September 28, 2001, among the Issuer, the

            Purchasers and Chase Equity Associates, L.P. (the "Agreement"), on October 29, 2001, the Purchasers exchanged their shares of Series A Preferred and B-1 Preferred for shares of Series C Preferred and D-1 Preferred, respectively. The principal difference between the Series A Preferred and the Series B-1 Preferred and the Series C Preferred and Series D-1 Preferred for which they have been exchanged is that the Series C Preferred and Series D-1 Preferred are not subject to mandatory redemption on a Non-Approved Change of Control (as defined below under "Additional Rights Upon Non-Approved Change in Control"). Under guidance the Securities and Exchange Commission issued in July, 2001 to all public companies, the Series A Preferred and the B-1 Preferred could not be classified as permanent stockholders' equity because such stock was subject to mandatory redemption on a change of control effected without the approval of the Issuer's board of directors (the "Board"). The principal reason for the exchange effected under the Agreement was to enable the Issuer to continue to classify its preferred stock as permanent stockholders' equity and to provide certain rights to the holders of the Series C Preferred and the Series D Preferred in the event of a Non-Approved Change of Control.

            Pursuant to the Agreement, the powers, preferences and rights and the qualifications, limitations and restrictions (the "Terms") of the Series C Preferred and the D-1 Preferred are identical to the Terms of the Series A Preferred and the B-1 Preferred for which they were exchanged, except as described above and with respect to certain additional rights that may vest on the occurrence of a Non-Approved Change in Control. These exchanges did not alter the number of shares of Common Stock beneficially owned by the Purchasers. The Terms of the Series C Preferred and the D-1 Preferred are summarized below. These summaries are qualified in their entirety by reference to the Agreement and the Certificates of Designation of the Series C Preferred and the Series D Preferred, copies of which have been filed as exhibits to this Schedule and are incorporated herein by reference.

   SERIES C PREFERRED

           Ranking. The Series C Preferred ranks (1) senior to the Common Stock
           -------
     with respect to distributions upon the liquidation, winding-up or dissolution of the Issuer and (2) the same as the Series D Preferred (described below) with respect to such distributions.

           Conversion Rights. Each share of Series C Preferred is convertible at
           -----------------
     any time, at the option of the holder, into 40 shares of Common Stock (based on a conversion price of $25 per share of Common Stock and the liquidation preference of $1,000 per share of Series C Preferred). The conversion price is subject to adjustment in certain events as set forth in the Certificate of Designation.

           Liquidation Preference.  If a Liquidation Event occurs, the following
           ----------------------
     applies:

           o If the Liquidation Event was not preceded by a Non-Approved Change in Control, then the holders of Series C Preferred are entitled to payment out of the assets of the Issuer available for distribution of an amount equal to $1,000 per share of Series C Preferred (the "Series C Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for the Liquidation Event, before any distribution is made on the

              Common Stock. After receiving such payment, the holders of the Series C Preferred are not entitled to participate further in any distribution of assets of the Issuer.

           o If the Liquidation Event was preceded by a Non-Approved Change in Control, then the holders of the Series C Preferred may have the right to receive additional amounts and to participate further in any distribution of assets of the Issuer, as described below under "Additional Rights Upon Non-Approved Change in Control."

           A "Liquidation Event" means (1) any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer or (2) any reduction or decrease in the capital stock of the Issuer resulting in a distribution of assets to the holders of any class or series of the Issuer's capital stock.

           Dividends. Unless and until a Non-Approved Change in Control occurs,
           ---------
     the Series C Preferred does not bear any stated dividends. If a Non-Approved Change in Control occurs, the Series C Preferred may begin to accrue dividends as described below under "Additional Rights Upon Non-Approved Change in Control."

           Whether or not a Non-Approved Change in Control occurs, if the Issuer declares or pays any dividends or other distributions upon the Common Stock, the Issuer must (subject to certain exceptions) also declare and pay to the holders of the Series C Preferred those dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series C Preferred had all of the outstanding shares of Series C Preferred been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

           Voting. Unless and until a Non-Approved Change in Control occurs, for
           ------
     so long as the Purchasers or their affiliates hold the equivalent of at least 8 million shares of Common Stock that were issued, or are issuable, upon conversion of the Series C Preferred, the holders of Series C Preferred, voting separately as a single class, have the right to elect two directors to serve on the Board. For so long as the Purchasers or their affiliates hold the equivalent of less than 8 million but more than 4 million such shares of Common Stock, the holders of Series C Preferred, voting separately as a single class, have the right to elect one director to serve on the Board.

           If the holders of Series C Preferred do not have the voting rights described above, then such holders have the right to vote in elections of directors together with the holders of Common Stock, as a single class, with each share of Series C Preferred entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series C Preferred.

           If a Non-Approved Change in Control occurs, the holders of Series C Preferred may have the right to elect additional directors as described under "Additional Rights Upon Non-Approved Change in Control."

           Except as described above with respect to the election of directors and except as otherwise required by applicable law, the holders of Series C Preferred are entitled to vote together with the holders of Common Stock as a single class on all matters submitted to stockholders for a vote.

     Each share of Series C Preferred is entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series C Preferred.

           In addition, the Issuer may not take certain actions specified in the Certificate of Designation without the affirmative vote or consent of the holders of at least a majority of the shares of Series C Preferred then outstanding, voting or consenting as the case may be, as a separate class.

           Redemption; Automatic Conversion. If a Change in Control, other than
           --------------------------------
     a Non-Approved Change in Control, occurs with respect to the Issuer (or the Issuer enters into a binding agreement relating thereto), the Issuer must offer to purchase within 10 business days after the Change in Control all of the then outstanding shares of Series C Preferred at a purchase price per share, in cash, equal to the Series C Liquidation Preference thereof plus an amount equal to 6.25% of the Series C Liquidation Preference, compounded annually from January 7, 1999 to the purchase date.

           Redemption Relating to Certain Issuances of Securities. If the Issuer
           ------------------------------------------------------
     issues for cash C